FOIA CONFIDENTIAL TREATMENT REQUESTED

April 5, 2013

Filed Via Edgar

John Dana Brown, Esq.

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lockheed Martin Corporation

Registration Statement on Form S-4

Filed February 28, 2013

File No. 333-186960

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on February 28, 2013

File No. 001-11437

Dear Mr. Brown:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lockheed Martin Corporation’s (“we,” “our,” “us,” or the “Corporation”) Registration Statement on Form S-4 filed on February 28, 2013, and Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (“2012 Form 10-K”), communicated in your letter dated March 20, 2013. For convenience of reference, we have repeated your comments in bold text followed by our responses.

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. We are requesting confidential treatment for certain parts of this letter, as indicated by [***], with respect to the Freedom of Information Act (the “FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the FOIA or otherwise, we respectfully request that we are notified immediately, so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to me.

Form S-4

1.	We note that you are registering the offering of 4.07% Notes due 2042, Series B, in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-001

John Dana Brown, Esq.

U.S. Securities and Exchange Commission

April 5, 2013

On April 2, 2013, we filed the supplemental letter requested by the Staff as correspondence via the EDGAR filing system.

2.	Please be advised that any comments concerning the Form 10-K must be resolved prior to the effectiveness of this Form S-4 registration statement.

We acknowledge your comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 3 - Information on Business Segments, page 66

3.	We note your statement that intercompany transactions are generally negotiated under terms and conditions similar to your third party contracts. This appears to imply that these transactions are carried out on an arm’s-length basis. Pursuant to ASC 850-10-50-5, representations about transactions with related parties shall not imply that related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. Please revise to either substantiate your belief or remove this assertion, as appropriate.

We confirm to the Staff that our statement that intercompany transactions are generally negotiated under terms and conditions similar to our third-party contracts is correct. We use this statement in a manner similar to the disclosure suggested in paragraph 280-10-55-47(c) of FASB Accounting Standards Codification (ASC) Subtopic 280-10, Segment Reporting - Overall, concluding that all intercompany activities are eliminated in our consolidated financial statements. We use the term “generally” because we cannot conclude that the sales and profit recorded on all intercompany transactions before their elimination in our consolidated results are the same as what the performing business segment would be able to obtain on transactions with external customers.

Please note that our intercompany transactions share the following characteristics with our third-party contracts, primarily with the U.S. Government: 1) a variety of contractual structures (e.g., firm fixed price) are used to align program risk and reward profiles to the third-party prime contract; 2) target cost values are negotiated between the requesting and performing business segments with the performing business segment taking responsibility for any resulting over or under-runs; 3) target cost values are established using the same procedures used on proposals submitted to the U.S. Government, including preparing cost certifications required under the Truth in Negotiations Act where applicable; 4) funding is provided for the activity in a manner consistent with the manner in which the prime contract with the third-party is funded; and 5) program progress and financial status reporting are provided by the performing business segment to the requesting business segment as required under the terms of the prime contract with the third-party.

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-002

John Dana Brown, Esq.

U.S. Securities and Exchange Commission

April 5, 2013

Note 12 - Legal Proceedings, Commitments, and Contingencies, page 82

4.	You disclose in the first paragraph “Unless otherwise indicated, a range of loss associated with any individual legal proceeding set forth below reasonably cannot be estimated. We cannot predict the outcome of legal proceedings with certainty.” Please clarify for us and in your disclosure whether your inability to reasonably estimate a range of loss is because you cannot predict the outcome with certainty. Please note that certainty is not a requirement of ASC 450 in disclosing the estimated reasonably possible loss or range of loss.

We acknowledge that we are required to disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made for contingencies where there is at least a reasonable possibility that a loss may have been incurred, and that certainty is not a requirement of ASC Topic 450, Contingencies, in this regard. As requested by the Staff, we have clarified this point in the second paragraph of our draft first quarter 2013 Form 10-Q Legal Proceedings and Contingencies footnote, which we are currently preparing for filing. Please see the draft footnote included as an exhibit to this letter within which disclosures incremental to our 2012 Form 10-K due to the Staff’s comments are underlined for ease of review.

Legal Proceedings, page 83

5.	We note the three open cases disclosed here have been outstanding for several years, but you have not disclosed an estimate of the reasonably possible loss or range of loss for any. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of them, please disclose either an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made, pursuant to ASC 450-20-50-4.b. You may provide your disclosure on an aggregated basis. Please include your proposed disclosure in your response.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss for any of these cases, please explain to us (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We reaffirm the disclosure in our 2012 Form 10-K that we cannot estimate a reasonably possible loss or range of loss with respect to the three open cases discussed in Legal Proceedings (New York Metropolitan Transportation Authority (“MTA”), LMIMCo, and Paducah).

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-003

John Dana Brown, Esq.

U.S. Securities and Exchange Commission

April 5, 2013

We have accordingly disclosed that such an estimate cannot be made. We have clarified in the second paragraph of our draft first quarter 2013 Form 10-Q Legal Proceedings and Contingencies footnote that we have a thorough process in place to attempt to determine an estimate of the reasonably possible loss or range of loss before we conclude and disclose that an estimate cannot be made. Please see the draft footnote included as an exhibit to this letter.

With respect to the MTA matter, we cannot estimate a reasonably possible loss or range of loss for the following reasons:

•	We do not believe that we are in default and believe instead that the contract was wrongfully terminated by the MTA. Our sureties on the MTA contract share this belief.

[***]

With respect to the LMIMCo matter:

•

We have concluded that this matter is no longer material under either Rule 103 of Regulation S-K or ASC Topic 450, and that, accordingly, disclosures regarding this matter are no longer warranted in filings after our first quarter 2013 Form 10-Q. Our conclusion is premised upon the Court’s dismissal of a number of plaintiffs’ claims and related decisions by the Court on class certification with respect to the remaining claims.

With respect to the Paducah matter, we cannot estimate a reasonably possible loss or range of loss for the following reasons:

[***]

We believe that the quarterly procedures that we employ to assess legal contingencies and develop a range of reasonably possible loss are thorough; they include, among other things, the actions and assessments summarized in our existing disclosures. We would be pleased to discuss our process with the Staff. In terms of our procedures related to updating conclusions regarding loss estimates, we revalidate each of the factors described above regarding our inability to estimate a reasonably possible loss or range of loss each quarter. Changes in these factors that could affect our ability to estimate a loss or range of loss are considered. We are uncertain when or if these factors will change. Notwithstanding the above, in light of the Staff’s comments, we have enhanced our disclosure in our draft first quarter 2013 Form 10-Q Legal Proceedings and Contingencies footnote related to the MTA and Paducah matters. Please see the draft footnote included as an exhibit to this letter.

* * * * *

As requested, in connection with providing responses to your comments, we hereby acknowledge that:

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-004

John Dana Brown, Esq.

U.S. Securities and Exchange Commission

April 5, 2013

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or further comments, please contact me at (301) 897-6764.

Sincerely,

/s/ Christopher J. Gregoire

Christopher J. Gregoire
Vice President and Controller

cc:	Aamira Chaudhry
Doug Jones
J. Nolan McWilliams

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-005

John Dana Brown, Esq.

U.S. Securities and Exchange Commission

April 5, 2013

Exhibit

Excerpt from our draft first quarter 2013 Form 10-Q Legal Proceedings and Contingencies footnote, with disclosures incremental to our 2012 Form 10-K due to the Staff’s comments underlined for ease of review:

LEGAL PROCEEDINGS AND CONTINGENCIES

We are a party to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment, and are subject to contingencies related to certain businesses we previously owned. We believe the probability is remote that the outcome of each of these matters, including the legal proceedings discussed below, will have a material adverse effect on the Corporation as a whole, notwithstanding that the unfavorable resolution of any matter may have a material effect on our net earnings in any particular interim reporting period. Among the factors that we consider in this assessment are the nature of existing legal proceedings and claims, the asserted or possible damages or loss contingency (if estimable), the progress of the case, existing law and precedent, the opinions or views of legal counsel and other advisers, our experience in similar cases and the experience of other companies, the facts available to us at the time of assessment, and how we intend to respond to the proceeding or claim. Our assessment of these factors may change over time as individual proceedings or claims progress.

Although we cannot predict the outcome of legal proceedings with certainty, generally accepted accounting principles require us to disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made for contingencies where there is at least a reasonable possibility that a loss may have been incurred. We have a thorough process to determine an estimate of the reasonably possible loss or range of loss before we conclude and disclose that an estimate cannot be made. Accordingly, unless otherwise indicated below in our discussion of legal proceedings, a reasonably possible loss or range of loss associated with any individual legal proceeding cannot be estimated.

Legal Proceedings

[***]

Confidential Treatment Requested by Lockheed Martin Corporation

LMC-006